Caterpillar Financial
Services Corporation
2120 West End Avenue
Nashville, TN 37203
April 3, 2014

Mr. Gus Rodriguez
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

VIA EDGAR SUBMISSION

Re:	Caterpillar Financial Services Corporation
Form 10-K for Fiscal Period Ended December 31, 2013
Filed February 18, 2014
File No. 001-11241

Request for Extension

Dear Mr. Rodriguez,
We are in receipt of the Securities and Exchange Commission’s letter dated March 26, 2014.
As discussed with Marc Thomas of your office on April 1, 2014, we are writing to confirm our request for an extension to respond to your letter.  We understand our request for an extension has been granted, and that we have until Wednesday, April 30, 2014 to provide our response.  We appreciate the Securities and Exchange Commission’s accommodation of our request.
Should you have any questions or concerns, please do not hesitate to contact me at (615) 341-1016 or by email at Jim.Duensing@cat.com or Kendrick Vaughn, Securities Attorney, by phone at (615) 341-1043 or by email at Kendrick.Vaughn@cat.com.

Sincerely,

Caterpillar Financial Services Corporation

By:	/s/James A. Duensing
James A. Duensing
Executive Vice President and Chief Financial
Officer
cc: J. Wesley Blumenshine, General Counsel